SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 October 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99. 1	Holding(s) in Company dated 10 October 2008
99.2	Holding(s) in Company dated 13 October 2008
99.3	Holding(s) in Company dated 16 October 2008

99. 1

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			INTERCONTINENTAL HOTELS GROUP PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights			YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached			YES
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:			MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):			08.10.08
6. Date on which issuer notified:			09.10.08
7. Threshold(s) that is/are crossed or reached:			TO BELOW 7%
8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	2,637,741	2,637,741	2,649,151	2,649,151	N/A	0.93%	N/A
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)			Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008			8,750,000			3.06%
PHYSICALLY SETTLED CALL OPTIONS	20 MARCH 2009			3,400,000			1.19%
PHYSICALLY SETTLED CALL OPTIONS	21 NOVEMBER 2008			3,500,000			1.22%
Total (A+B)
Number of voting rights			Percentage of voting rights
18,299,151			6.40%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited			14,961,180				5.24%
Morgan Stanley & Co Incorporated			6,823				0.00%
Morgan Stanley & Co International Plc			3,250,000				1.14%
MS Capital (Luxembourg) SA			47,448				0.01%
Bank MS AG (Zurich)			14,000				0.00%
Morgan Stanley Capital Services Inc.			19,700				0.00%
Proxy Voting:
10. Name of proxy holder:			N/A
11. Number of voting rights proxy holder will cease to hold:			N/A
12. Date on which proxy holder will cease to hold voting rights:			N/A
13. Additional information:			NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:			CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:			01895 512242

99. 2

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			INTERCONTINENTAL HOTELS GROUP PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights			YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached			YES
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:			MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):			09.10.08
6. Date on which issuer notified:			10.10.08
7. Threshold(s) that is/are crossed or reached:			TO BELOW 3%
8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	18,299,151	18,299,151	Below 3%	Below 3%		Below 3%
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
Below 3%
Total (A+B)
Number of voting rights			Percentage of voting rights
Below 3%			Below 3%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of proxy holder:			N/A
11. Number of voting rights proxy holder will cease to hold:			N/A
12. Date on which proxy holder will cease to hold voting rights:			N/A
13. Additional information:
14 Contact name:			CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:			01895 512242

99. 3

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			INTERCONTINENTAL HOTELS GROUP PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights			YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:			MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):			14.10.08
6. Date on which issuer notified:			16.10.08
7. Threshold(s) that is/are crossed or reached:			TO ABOVE 3%
8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	Below 3%	Below 3%	9,653,057	9,653,057		3.38%
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)		Percentage of voting rights

Total (A+B)
Number of voting rights			Percentage of voting rights
9,653,057			3.38%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited			9,571,686			3.36%
Morgan Stanley & Co Incorporated			6,823			0.00%
Bank MS AG (Zurich)			14,000			0.00%
Morgan Stanley Capital Services Inc.			13,100			0.00%
MS Capital (Luxembourg) SA			47,448			0.02%
Proxy Voting:
10. Name of proxy holder:			N/A
11. Number of voting rights proxy holder will cease to hold:			N/A
12. Date on which proxy holder will cease to hold voting rights:			N/A
13. Additional information:
14 Contact name:			CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:			01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 October 2008